Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Series A Common Stock, no par value, of Controladora Vuela Compañía de Aviación, S.A.B. de C.V., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated:   July 18, 2017

Fernando Donayre

INCA Investments, LLC

INCA Management, LLC

INCA Latin American Fund, LP

By:	/s/ Fernando Donayre
Fernando Donayre, for himself and as Managing Member of the Investment Manager and the General Partner (for itself and the Fund)